Exhibit 99.1

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted because Fangdd Network Group Ltd. has determined it is not material and would be competitively harmful if publicly disclosed.

Supplementary Agreement to the Business Operation Agreement

This Supplementary Agreement to the Business Operation Agreement (this “Agreement”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on November 20, 2023 by and among:

Shenzhen Fangdd Information Technology Co., Ltd. (“Fangdd Information Technology”), with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd Network Technology”), with its registered address at Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province;

Jiancheng Li, a founder of the Company with his ID Card No. [***] and domicile at [***], Shenzhen City, Guangdong Province;

Jingjing Huang, with her ID Card No. [***] and domicile at [***], Shanghai;

Yi Duan, a founder of the Company with his ID Card No. [***] and domicile at [***], Shenzhen City, Guangdong Province;

Xi Zeng, a founder of the Company with his ID Card No. [***] and domicile at [***], Shenzhen City, Guangdong Province;

Jiaorong Pan, an existing shareholder of the Company with her ID Card No. [***] and domicile at [***], Shanghai;

Li Zhou, a citizen of China and an existing shareholder of the Company with her ID Card No. [***] and domicile at [***], Shanghai;

Ying Lu, with her ID Card No. [***] and domicile at [***], Shenzhen City, Guangdong Province;

Wentao Bai, with his ID Card No. [***] and domicile at [***], Beijing; and

Wei Zhang, with his ID Card No. [***] and domicile at [***], Shenzhen City, Guangdong Province.

In this Agreement, each party shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties”.

WHEREAS:

1.	Fangdd Information Technology, Fangdd Network Technology and the then shareholders of Fangdd Network Technology signed a Business Operation Agreement on March 21, 2014. Due to the equity adjustment of Fangdd Network Technology, the Parties re-signed the Business Operation Agreement (the “Business Operation Agreement”) on June 8, 2017;

2.	Jingjing Huang, Wentao Bai, Jiancheng Li and Xi Zeng signed an Equity Transfer Agreement on October 10, 2023, and Jingjing Huang, Wentao Bai and Jiancheng Li transferred all equities held by them respectively in Fangdd Network Technology to Xi Zeng; and

3.	The Parties agree to enter into this Agreement to supplement the Business Operation Agreement.

NOW, THEREFORE, through friendly negotiation, the Parties hereby agree as follows:

1.	The Parties agree that Jingjing Huang, Wentao Bai and Jiancheng Li will transfer all their rights and obligations respectively under the Business Operation Agreement to Xi Zeng on the effective date of this Agreement.

2.	The contact information of Party A, Party B and Party F recorded in Article 11 of the Business Operation Agreement is changed as follows:

Party A: Shenzhen Fangdd Information Technology Co., Ltd.

Contact: Xi Zeng

Mailing Address: Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province

Postal Code: 518000

Tel: 0755-26998968

Fax: 0755-26998968

E-mail: zengxi@fangdd.com

Party B: Shenzhen Fangdd Network Technology Co., Ltd.

Contact: Xi Zeng

Mailing Address: Room 4106, Block B1, Building No. 12, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen City, Guangdong Province

Postal Code: 518000

Tel: 0755-26998968

Fax: 0755-26998968

E-mail: zengxi@fangdd.com

Party F：Xi Zeng

Mailing Address: [***], Shenzhen City, Guangdong Province

Postal Code: 518000

Tel: 0755-26998968

Fax: 0755-26998968

E-mail: zengxi@fangdd.com

3.	Article 19 of the Business Operation Agreement is amended as follows: “This Agreement shall be valid for ten (10) years, unless terminated in advance according to the relevant terms of this Agreement or other relevant agreements entered into by the Parties. This Agreement can be extended only upon written confirmation of Party A before it expires, and the extended term shall be determined by Party A according to its independent judgment. If the operating period (including any extended period) of Party A or Party B expires or is terminated for other reasons within the above term, this Agreement will be terminated when that Party terminates, unless that Party has transferred its rights and obligations according to Article 8 of this Agreement.”

4.	As a supplement to the Business Operation Agreement, this Agreement shall constitute an integral part of and have the same effect as the Business Operation Agreement. Other contents not agreed in this Agreement shall still be subject to the provisions of the Business Operation Agreement.

5.	The conclusion, validity, performance, modification, interpretation and termination of this Agreement and the settlement of disputes in connection herewith shall be governed by the laws of China.

6.	Any dispute arising from the interpretation and performance of the terms of this Agreement shall be settled by the Parties in good faith and through consultation. If the Parties fail to reach an agreement within 60 days after the dispute arises, either Party may submit the dispute to Hong Kong International Arbitration Center for arbitration. Arbitration shall be conducted in accordance with the arbitration rules of Hong Kong International Arbitration Center in effect at that time, and the place of arbitration shall be Hong Kong. All arbitration procedures shall be conducted in Chinese. The arbitration award shall be final and binding on the Parties. When any dispute occurs and any dispute is being arbitrated, the Parties shall still exercise other rights and perform other obligations hereunder except for the matters in dispute.

7.	This Agreement is signed by the Parties or their authorized representatives and comes into effect as of the date written above.

8.	This Agreement is made in eleven (11) originals, with each Party holding one (1) original, and each original shall have the same legal effect.

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Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

Signature of Legal Representative:

/s/ Xi Zeng

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.

Signature of Legal Representative:

/s/ Hao Yu

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Yi Duan

/s/ Yi Duan

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Jiancheng Li

/s/ Jiancheng Li

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Xi Zeng

/s/ Xi Zeng

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Wei Zhang

/s/ Wei Zhang

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Li Zhou

/s/ Li Zhou

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Jingjing Huang

/s/ Jingjing Huang

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Jiaorong Pan

/s/ Jiaorong Pan

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Wentao Bai

/s/ Wentao Bai

(This page has no main body and is a signature page of this Supplementary Agreement to the Business Operation Agreement)

Ying Lu

/s/ Ying Lu